FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of October, 2003

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

22 October 2003

Capital Reorganisation of Hanson PLC

Reduction of capital becomes effective

The reduction of capital in Hanson PLC became effective on 21 October 2003. As a result, the nominal value of an ordinary share in Hanson has been reduced from GBP3.00 to GBP0.10. Dealings in respect of ordinary shares of GBP0.10 each in the capital of Hanson PLC commenced on the London Stock Exchange's market for listed securities at 8.00 am today.

Inquiries:

Hanson PLC

Justin Read                                             Tel:+44 (0)20 7245 1245

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   October 22, 2003